Points International Adds New Mileage Services for bmi’s diamond club members

- Company Continues to Build Network of International Partnerships and Extend Principal Model

TORONTO, November 1, 2007 – Points International Ltd. (PIL) (TSX: PTS; OTCBB: PTSEF)—owner and operator of the world’s leading reward-management portal, Points.com – today announced the launch of a partnership with bmi (British Midland Airways). With this new partnership, Points International will take a principal role in the operations, marketing and commercial transaction support for two new products.

Members of diamond club, bmi’s frequent flyer program, will now be able to purchase destinations miles for themselves or as a gift for other diamond club members through Points.com’s Buy & Gift miles product. Additionally, diamond club members will be able to earn destinations miles at more than 50 retailers such as Marks & Spencer, Tesco, Dixons and Apple by shopping at an online mall jointly developed by Points.com and Loyalty Ventures.

"We are pleased to be working with bmi, a major UK airline at one of the world's best connected airports, London Heathrow," said Points International CEO Rob MacLean. "We continue to strengthen our international offerings and add to our growing number of worldwide partners. Loyalty programs realize the important value of all our products and services. Together we can provide more ways to engage members and allow them to reach their goals and destinations faster."

"Our success at providing quality products and services to our customers has been recognized around the world and with Points.com we can further expand our diamond club member offerings," said Juliet Hutchin, head of loyalty and partnerships of bmi. "By providing our diamond club members new ways to earn miles by shopping online and buying miles to top up their accounts, we can add more value to our loyal customers."

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world’s leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world’s leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles™, Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network and InterContinental Hotels Group’s Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

About bmi

  bmi is the second largest airline at London Heathrow, one of the world’s busiest and best connected airports. Across its full mainline and regional network, bmi operates 1,800 flights a week to destinations in the UK, Europe, the Middle East, central Asia, North Africa, the USA and Caribbean with its fleet of 50 Airbus and Embraer jet aircraft.

  bmi is a member of Star Alliance, established in 1997 as the first truly global airline alliance to offer customers worldwide reach and a smooth travel experience. Star Alliance was voted Best Airline Alliance by Business Traveller Magazine in 2003, 2006 and 2007 and by Skytrax in 2003, 2005 and 2007. The members are Air Canada, Air New Zealand, ANA, Asiana Airlines, Austrian, bmi, LOT Polish Airlines, Lufthansa, Scandinavian Airlines, Singapore Airlines, South African Airways, Spanair, SWISS, TAP Portugal, THAI, United and US Airways. Regional member carriers Adria Airways (Slovenia), Blue1 (Finland) and Croatia Airlines enhance the global network. Air China, Shanghai Airlines and Turkish Airlines have all been accepted as future members and are expected to join Star Alliance soon. Overall, the Star Alliance network offers more than 16,000 daily flights to 855 destinations in 155 countries

About Loyalty Ventures, Inc.

Loyalty Ventures operates private-label online shopping portals for affinity and membership organizations to enable their customers to shop easily and securely at hundreds of name-brand sites. More than 1500 U.S. and international merchants participate in the network, granting rewards, bonuses, frequent flier miles, rebates, and other incentives for every purchase.

Founded in 1998, Loyalty Ventures operates more than 50 domestic and international online malls and complimentary services. Clients include ValueClick, Points International, Ebates, Upromise, and Schoolpop among others. Loyalty Ventures is a privately held company headquartered in Palo Alto, CA. Website: http://www.loyaltyventures.com

For more information contact:

For investor relations:

Anthony Lam, Chief Financial Officer, Points International Ltd., (416) 596-6382,
anthony.lam@points.com;

For partnerships and other inquiries:

Peter Lockhard, Senior Vice President Partners, Points International Ltd., (416) 596-6392,
peter.lockhard@points.com.

Corporate website: www.points.com/corporate